December 30, 2005

By Facsimile and U.S. Mail

Christopher K. Davis
Everest Properties II, LLC
199 S. Los Robles Ave., Suite 200
Pasadena, CA 91101

Chip Patterson
MPF Pacific Gateway, LLC
MacKenzie Patterson Fuller, Inc., Manager
1640 School Street
Moraga, California 94556

	Re:	Wilder Richman Historic Properties II
		Schedule TO-T, Amendment No. 4
      Filed December 29, 2005 by Everest Properties II, LLC,
      	Dixon Mill Investor, LLC and MPF Pacific Gateway, LLC

Dear Mr. Davis:

	We have the following comments on the above-referenced filing:

Schedule TO-T
1. As Brian Breheny and I indicated in our two telephone messages to
Mr. Davis yesterday, December 29, 2005, it is unclear whether your most recent amendment has resolved the outstanding issues discussed in our December 19, 2005 letter and our several telephone conversations, including the issue regarding whether this offer is a
Rule 13e-3 transaction. For example, in the amendment you briefly state, "The Offer to Purchase and all related documents are hereby amended to eliminate all references to Dixon Mill Investor, LLC as a
Purchaser.  Everest and MPF will be the only Purchasers under the
Offer . . . ."  This disclosure is unclear and should have been revised to clarify Dixon Mill`s continued role in the offer and/or as part of the group, if any. For example, we note that Dixon Mill continues to be named as a bidder on the tender offer and the group`s
Schedule 13D has not been revised to clarify whether the entities continue to act as a group. In addition, it is unclear whether the tender offer was still conducted on behalf of Dixon Mill, rendering them a bidder in any event. See Section II.D.3 of the Division of Corporation Finance`s Current Issues and Rulemaking Projects outline, which is available on our website at www.sec.gov.
2.
Furthermore, we note that the amendment, which appears to disclose a material change in the offer, was filed at 4:50 p.m. Eastern time on
December 29, 2005, and the offer was scheduled to expire at 5:00 p.m.
Eastern time on that same date. Even if the information was not material, as you contend, it is unclear how an amendment made at that time could have provided any information to security holders. Mr. Patterson indicated to me today on the telephone that the bidders have allowed the offer to expire. It appears that the offer should have been revised and extended. Provide us your detailed analysis regarding why you did not believe that you were required to disseminate additional information to security holders regarding this and other material changes in the information previously disseminated, in a manner designed to adequately inform them of the change. In this regard, you should address each Item of Schedule TO and why the changes were not material to each. For example, tell us why you were not required to clarify the remaining bidders` sources of funds to pay for shares tendered where Dixon Mill had agreed to purchase 46% of the shares tendered, and the tender offer price was
$20,000 per share. Finally, tell us your plans for rectifying these issues.

*  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." Direct any questions to me at (202) 551-3262.
You
may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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Christopher K. Davis
Chip Patterson
December 30, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE